Exhibit 21.1

Subsidiaries of eGain

1.	eGain Communications Ltd. (UK)

2.	Exony Ltd. (UK)

3.	eGain Communications Pvt. Ltd. (India)

4.	eGain Communications (SA)

5.	eGain France S.A.R.L (France)

6.	eGain Communication B.V. (Netherlands)

7.	eGain Deutschland GmbH (Germany)